EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

		For the year ended October 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Pretax income (loss) from continuing operations	(60,415)	(112,059)	(163,632)	(155,587)	241,277	4,456
Add fixed charges	4,560	3,068	1,583	2,422	7,034	6,987

Earnings (as defined)	(55,855)	(108,991)	(162,049)	(153,165)	248,311	11,443

Fixed Charges:
Interest expense	3,209	2,038	112	577	5,287	6,114
Estimate of interest within rental expense	1,351	1,030	1,471	1,845	1,747	873

Total fixed charges	4,560	3,068	1,583	2,422	7,034	6,987

Ratio of earnings to fixed charges	(12.25)	(35.53)	(102.37)	(63.24)	35.30	1.64

Deficiency	(60,415)	(112,059)	(163,632)	(155,587)